SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MARCH TRAFFIC FALLS 48% TO 5.7m GUESTS
COVID-19 AIRSPACE CLOSURES IMPACT MARCH TRAFFIC

Ryanair Holdings plc today (3 Apr) released March traffic statistics as follows:

	2019	2020 (LF)	Growth
Ryanair Group	10.9m	5.7m (91%)	-48%
Ryanair	10.5m	5.5m (91%)	-48%
Lauda	0.4m	0.2m (91%)	-50%

Rolling Annual	143.1m	148.6m (96%)	+4%

●        Ryanair operated over 33,000 scheduled flights (64,000 budgeted) in March incl. a number of rescue and medical flights on behalf of various EU Govts.
●        Due to widespread EU Govt flight bans and restrictions, Ryanair expects to carry minimal if any traffic during the months of April & May.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 April, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary